October 26, 2021

Attn: Jenn Do, Mary Mast, Jane Park and Laura Crotty

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonendo, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-260136)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Sonendo, Inc. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on October 28, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its outside counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,701 copies of the Preliminary Prospectus dated October 25, 2021 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Piper Sandler & Co.

As Representatives of the several underwriters

[SIGNATURE PAGE FOLLOWS]

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]